I-Mab

(the “Company”)

P R O X Y

I/We of , the holder of ordinary shares1 in the Company, hereby appoint the Chairperson of the Extraordinary General Meeting2 or of

as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Extraordinary General Meeting of the Company to be held on the 24th day of October 2025, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN
1.

RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”), the English name of the Company be changed from “I-Mab” to “NovaBridge Biosciences” and the dual foreign name of the Company be changed from “天境生物” to “新桥生物”, with effect from the date of the certificate of incorporation on change of name to be issued by the Registrar (the “Change of Name”).

2.

RESOLVED, AS A SPECIAL RESOLUTION, THAT, upon the approval of Resolution 1, the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association (the “Amended M&A”), a copy of which attached to the Proxy Statement, with effect from the effective date of the Change of Name.

Dated , 2025 Signature(s)4

1
Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2
If any proxy other than the Chairperson of the Extraordinary General Meeting is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in their stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
3
IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
4
This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the offices of the Company located at 2440 Research Boulevard, Suite 400, Rockville, MD 20850, USA not less than 48 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof.